Ichor, INC



ANNUAL REPORT

7292 Culebra Rio Circle

Idaho Falls, ID 83406

0

https://www.ichortech.com/

This Annual Report is dated April 27, 2022.

BUSINESS

Ichor, Inc. has the exclusive license to retrofit, manufacture and distribute the RK Injector technology in North, Central and part of South America. The RK Injector drastically reduces both Particulate Matter (PM) and NOx emissions. Those emissions are the main contributors to smog and acid rain. The RK Injector also provides significant improvements in fuel economy which is a direct correlation to reducing the greenhouse gas CO_2, the main contributor to global warming.

Ichor, Inc. plans to initially target class 8 over the road trucks and agricultural tractors. We will be working with 3rd party vendors to supply some of the ancillary parts, which are required to complete the retrofit kit. Initially, the RK Injectors will be supplied to Ichor from a company which currently builds common rail injectors, pumps and accessories. Once Ichor is well established, we will move towards our goal of bringing manufacturing in-house.

As we begin to feel like we have a firm grasp on and steady growth in our initial target markets, we plan to begin expanding into additional markets which would benefit substantially from the implementation of our technology. A few of these potential markets include: Construction & Mining Equipment; Locomotives; Cargo Ships and more.

Ichor, Inc. is an independant company which has no subsidiaries or parent companies. The only relationship between RKLab AG and Ichor is our exclusive sub-license agreement which outlines Ichor's usage rights to the intellectual property owned by RKLab AG.

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 17,054,390

Use of proceeds: N/A - initial issuance of stock

Date: March 08, 2021

Offering exemption relied upon: N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Revenue

We had no revenue for the fiscal years ending December 31, 2020 and 2019, respectively. We are in the developmental stage of our company expect to begin collecting revenues mid 2022.

Expenses

The Company's expenses consist of, among other things fees for professional services, travel, marketing, and fundraising. Expenses in 2020 increased by $52,428, from $22,676 in 2019 to $75,104 in 2020. The majority of this increase is due to increased professional fees and additional marketing and promotion for 2020.

Historical results and cash flows:

No, the historical results and cash flows are not representative of what investors should expect in the future. We are moving towards a post-revenue state.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $3,130.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Savetech LLC

Amount Owed: $707,604.74

Interest Rate: 5.0%

Maturity Date: January 01, 2024

Subsequent to year end, the Company signed a promissory note dated January 1, 2021 for the amounts borrowed to pay off a portion of the licensing agreement. The note totals $707,603 which constitutes the $667,603 used to pay down the licensing agreement and the additional $40,000 borrowed. As of May 2021, the total amount due is $722,344.72.

Creditor: Trevor Bates

Amount Owed: $478,765.22

Interest Rate: 0.0%

Maturity Date: March 01, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Trevor Bates

Trevor Bates's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: May 08, 2021 - Present

Responsibilities: Establish the organization's vision, mission, and purpose. Hire, monitor, and evaluate the chief executive. Create a strategic plan and ensure that it's followed.

Position: Secretary

Dates of Service: May 08, 2021 - Present

Responsibilities: The Secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of Directors, committees of directors and shareholders. The Secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required to be given by law or by these Bylaws. The Secretary shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws.

Position: Treasurer

Dates of Service: May 08, 2021 - Present

Responsibilities: The Treasurer handles basic tasks such as selecting/working with bank/s, reconciling bank statements and managing cash flow, ensuring sufficient funds are available to meet ongoing operational requirements, evaluate the financial aspects of the business and policies to advise the board and work with Certified Public Accountants to ensure all tax returns are accurate and filed on time.

Position: President

Dates of Service: May 21, 2021 - Present

Responsibilities: The President leads, guides, directs and evaluates all other officers, managers and employees, and ensures they are carrying out the daily operations of the company. Meets regularly with other officers or managers of the Company to make sure that the decisions the organization needs to make are prescient and strategic.

Other business experience in the past three years:

Employer: RKLab North America, LLC

Title: CEO

Dates of Service: August 01, 2018 - Present

Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company.

Other business experience in the past three years:

Employer: RKLab North America, LLC

Title: Chairman of the Board

Dates of Service: August 01, 2018 - Present

Responsibilities: Provides leadership to the firm's executives and other employees, leads the charge on big-picture decisions and sets the tone for the corporate culture of the company.

Other business experience in the past three years:

Employer: RKLab North America, LLC

Title: COO

Dates of Service: December 01, 2016 - August 01, 2018

Responsibilities: Support the CEO drive value for the shareholders.

Name: Hal Adams

Hal Adams's current primary role is with Retired. Hal Adams currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: May 08, 2021 - Present

Responsibilities: Establish the organization's vision, mission, and purpose. Hire, monitor, and evaluate the chief executive. Create a strategic plan and ensure that it's followed. Hal does not currently receive compensation for this role.

Name: Chad Webster

Chad Webster's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Vice President

Dates of Service: May 08, 2021 - Present

Responsibilities: An Executive Vice President has to be able to set priorities and motivate team members. The Executive Vice President must be effective at communication in all of its applications, including one-on-one, small groups, large groups, email, and remote working. The Executive Vice President serves as a role model for working together. The Executive Vice President strives to understand where and how projects fit into the bigger picture to enhance effectiveness. The Executive Vice President reviews priorities in light of larger organizational goals. He translates this understanding into meaningful goals and objectives for their team members who need to understand where their work fits in the big picture. The Executive Vice President will also understand and leverage formal project management practices to ensure timely completion and proper control of initiatives. Chad does not currently receive compensation for this role.

Other business experience in the past three years:

Employer: Harold Management Group, LLC

Title: Partner & Director of Area Operations

Dates of Service: June 01, 2018 - August 01, 2019

Responsibilities: Chad managed and handled the daily business operations of the company, working closely with department heads and supervisors to support the day-to-day activity of employees. He oversaw internal, daily operations ensuring that the company's operations supported the CEO's vision and strategy.

Other business experience in the past three years:

Employer: Ichor, LLC

Title: President

Dates of Service: August 01, 2019 - May 08, 2021

Responsibilities: Chad managed and handled the daily business operations of the company. He oversaw internal, daily operations ensuring that the company's operations supported the CEO's vision and strategy.

Other business experience in the past three years:

Employer: Clear Backflow

Title: General Manager

Dates of Service: January 01, 2017 - June 01, 2018

Responsibilities: Involved in the day to day intricacies of running a small business as well as providing superior customer service. Technical team lead responsible for all testers in my area.

Name: Tyler Harris

Tyler Harris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: September 01, 2019 - Present

Responsibilities: Compose materials and take actions to drive the success of Ichor forward. Generate capital investments and build/implement strategies to bring the business to a post revenue state. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a Vice President designated by the Board of Directors, shall perform all the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the President or the Chairperson of the Board. Tyler does not currently receive compensation for his roles.

Position: Director

Dates of Service: September 01, 2019 - Present

Responsibilities: Establish the organization's vision, mission, and purpose. Hire, monitor, and evaluate the chief executive. Create a strategic plan and ensure that it's followed.

Other business experience in the past three years:

Employer: Clear Backflow

Title: Co-Owner

Dates of Service: January 01, 2017 - September 01, 2019

Responsibilities: Build business from the ground up.

Other business experience in the past three years:

Employer: JT Synergy

Title: Owner

Dates of Service: April 01, 2015 - Present

Responsibilities: Own and operate a small general contracting business.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Savetech LLC

Amount and nature of Beneficial ownership: 7,944,312

Percent of class: 32.034

Title of class: Class A Voting Common Stock

Stockholder Name: Bates Family ILT

Amount and nature of Beneficial ownership: 6,188,195

Percent of class: 24.952

RELATED PARTY TRANSACTIONS

Name of Entity: Trevor Bates

Relationship to Company: Director, Officer and 20%+ shareholder

Nature / amount of interest in the transaction: Promissory note to Ichor for expenses paid out of pocket.

Material Terms: As of February 28, 2021, there is an amount owed of $110,441.00 with 0% interest that has a maturity date of 3/1/2023.

Name of Entity: Savetech, LLC

Names of 20% owners: Hal and Debbie Adams

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan to Ichor for operations and license fee payments.

Material Terms: As of May 1, 2021, there is an amount owed of $722,344.72 with 5% interest that has a maturity date of 1/1/2024.

OUR SECURITIES

The company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,016,258 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 17,800,000 with a total of 17,054,390 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Ichor, INC

By   /s/ *Trevor Bates*

  Name: Ichor, INC

  Title: President

Exhibit A

FINANCIAL STATEMENTS

I, Trevor Bates, the CEO of Ichor, INC, hereby certify that the financial statements of Ichor, INC and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $-99,574.00; taxable income of $-99,574.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 26, 2022.

_____

CEO
_____

26 April 2022
_____

Ichor, Inc.

FINANCIAL STATEMENTS

December 31, 2021

CONTENTS

ICHOR, INC

BALANCE SHEET

December 31, 2021

No assurance services provided

ASSETS

Cash and cash equivalents	$	3,130
Related party receivable		95,625
Prepaid equipment		123,130
Licensing agreement		1,000,000
	$	1,221,885

LIABILITIES AND STOCKHOLDERS' DEFICIT

LIABILITIES

Note payable - related party	$	1,367,898
Total liabilities		1,367,898

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock, $0.01 par value, 24,800,000 shares authorized; 17,217,009 issued, and outstanding		88,570
Accumulated deficit		(234,583)
Total equity (deficit)		(146,013)
	$	1,221,885

The accompanying notes are an integral part of this financial statement.

ICHOR, INC

STATEMENT OF OPERATIONS

Year Ended December 31, 2021

No assurance services provided

Revenue	$	-
Operating expenses		136,803
Net loss	$	(136,803)

The accompanying notes are an integral part of this financial statement.

ICHOR, INC

STATEMENT OF STOCKHOLDERS' DEFICIT

Year ended December 31, 2021

No assurance services provided

	Common Shares	Common Stock		Accumulated Deficit		Total	
Balance January 1, 2020	100,000	$	1,000	$	(97,780)	$	(96,780)
Issuance of common stock	17,117,009		87,570		-		87,570
Net loss	-		-		(136,803)		(136,803)
Balance, December 31, 2021	17,217,009	$	88,570	$	(234,583)	$	(146,013)

The accompanying notes are an integral part of this financial statement.

STATEMENT OF CASH FLOWS

Year ended December 31, 2021

No assurance services provided

Increase (decrease) in cash and cash equivalents		
Cash flows from operating activities:		
Net loss	$	(136,803)
Net cash used in operating activities		(136,803)
Cash flows from investing activities:		
Change in related party receivable		(95,625)
Investment in prepaid equipment		(123,130)
Net cash used in investing activities		(218,755)
Cash flows from financing activities:		
Proceeds from debt		230,296
Proceeds from sale of stock		87,570
Net cash provided by financing activities		317,866
Net increase in cash and cash equivalents		(37,692)
Cash and cash equivalents at beginning of year		895
Cash and cash equivalents at end of year	$	(36,797)

The accompanying notes are an integral part of this financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

No assurance services provided

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Description of business

    Ichor, Inc. ("the Company") was incorporated in the state of Nevada in May of 2021. The Company was formed to engage in the sales, marketing, distribution, and installation of a newly developed fuel injector technology in various locations throughout North, South, and Central America.

2. Cash and cash equivalents

    The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. For those cash equivalents, the carrying amount is a reasonable estimate of fair value.

3. Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as goodwill valuations, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Impairment of long-lived assets

    The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset's carrying value amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. The net proceeds expected from the disposition of the asset are determined by independent quotes or expected sales prices. Estimates of future cash flows and expected sales prices are judgments based on the Company's experience and knowledge of local operations. These estimates can be significantly impacted by changes in real estate market conditions, the economic environment, capital spending decisions and inflation. No impairment was recognized in the years ended December 31, 2021.

5. Subsequent events

    The Company has evaluated all subsequent events that occurred after the balance sheet date through April 2, 2022 – the date its financial statements were available to be issued and determined that there were no subsequent events requiring disclosure in the financial statements.

NOTE B – NOTES PAYABLE

The note payable to a related party represents amounts owed to two stockholders and a related entity. The notes are due on demand.

NOTE C – LICENSING AGREEMENT

The licensing agreement represents the right to use certain intellectual property currently developed or being developed. The agreement limits the territory for which the Company can use such intellectual property. It also requires certain royalty fees related to the use of the intellectual property. The Company has not yet begun to utilize the licensing agreement and has therefore not recorded any amortization in relation to the asset.

NOTE D – ENTITY CONVERSION

From January 1, 2021 to March 1, 2021 the Company operated under the name RKLAB North America, Inc. Effective March 1, 2021 the Company executed an entity restructuring. Under the new structure, the Company converted from a corporation to a limited liability company. The Company also modified its name to Ichor, LLC. Further, effective in May 2021 the company once again converted from an LLC to a corporation and modified its name to Ichor, Inc. Operations of the entity remain unchanged.

CERTIFICATION

I, Trevor Bates, Principal Executive Officer of Ichor, INC, hereby certify that the financial statements of Ichor, INC included in this Report are true and complete in all material respects.

Trevor Bates

President